EXHIBIT 12

FOREMOST CORPORATION OF AMERICA AND SUBSIDIARIES
DECEMBER 31, 1997
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

($ in thousands except per share data)
Return on Beginning Stockholders' Equity:
   Net Income ......................................   $ 50,866
                                                       --------      22.0%
   Beginning Stockholder's Equity ..................   $231,422

Price Earnings Ratio:
   Price Range Per Share of FCOA Common Stock - Low    $  17.70
                                                       --------        10
   Earnings Per Share ..............................   $   1.82

   Price Range Per Share of FCOA Common Stock - High   $  23.56
                                                       --------        13
   Earnings Per Share ..............................   $   1.82

Ratio of Net Written Premiums to Statutory
   Policyholders' Surplus:
      Net Premiums Written .........................   $423,952
                                                       --------       1.9
      Statutory Policyholders' Surplus .............   $220,522

Ratio of Loss and Loss Expense Reserves to Statutory
   Policyholders' Surplus:
      Loss and Loss Expense Reserves ...............   $ 82,387
                                                       --------       0.4
      Statutory Policyholders' Surplus .............   $220,522

Combined Loss and Expense Ratio - GAAP:

   Total Losses and Expenses .......................   $390,600
                                                       --------       91.0%
   Premium Earned ..................................   $429,210
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